Mail Stop 3561

July 20, 2007

Via U.S. Mail & Facsimile (212) 818-8881
Mr. Peter Wang
President
Equicap, Inc.
10510 Hillsboro Road
Santa Ana, CA 92705

> **Re: Equicap, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed July 16, 2007**
> **File No. 333-142204**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Stockholders, page 54

1. We note your response to comment 3 from our letter of July 11, 2007, but we reissue it, in part. Although you indicate in the second paragraph that there are 11 selling stockholders who received shares in the Offering, the footnotes you have added only identify nine of those selling shareholders. Please revise to identify the other two selling shareholders who received shares in the Offering.

Note 11: Subsequent Events, page F-22

2. We note per the Form 8-K filed on July 10, 2007 and the Summary section on page 3 as well as in a few other parts of the Form SB-2 that through your subsidiary, Zhongchai, you acquired all of the outstanding equity of Shengte for $3.7 million. Please update your financial statements to disclose the details of

this purchase as a subsequent event. See Item 310(b)(2)(ii) of Regulation S-B and AU Section 560 for guidance.

Audited Financial Statements of Zhejiang Shengte Transmission Co, Ltd. "(Shengte")

3. With respect to the acquisition of Shengte on July 6, 2007, the $3.7 million amount of investment in this acquisition is at a significance level in excess of 600% based on the company's assets of approximately $600,000 at its most recently completed annual fiscal year end filed at or prior to the date of acquisition (i.e. 6/30/06) for the required investment test as provided in Item 310(c)(2)(i) of Regulation S-B. Although audited financial statements for purposes of solely meeting the '34 Exchange Act requirements on Form 8-K are not due until 75 days (i.e. on or before September 19, 2007) from the date of acquisition, as this acquisition exceeds the 50% significance level, audited financial statements of Shengte are required in the '33 Act Registration Statement (i.e. an amendment to the Form SB-2), prior to the effectiveness of this registration statement. Please refer to the guidance in Item 310(c)(3)(iv) of Regulation S-B. In this regard, please furnish audited historical financial statements for Shengte's two most recent fiscal years and unaudited financial statements for any interim periods specified in Item 310(b) of Regulation S-B.

Pro Forma Financial Statements

4. As financial statements of Shengte are required in an amended Form SB-2 prior to effectiveness, in accordance with Item 310(d) of Regulation S-B, please also provide pro forma financial statements showing the effects of the acquisition in columnar form presenting separate columns for (i) the historical financial information of the registrant; (ii) the historical financial information of the acquired company; (iii) the pro forma adjustments; and (iv) pro forma results for this acquisition. In this regard, you should furnish a pro forma balance sheet as of March 31, 2007, the most recent historical balance sheet date, in the amended Form SB-2 prior to the July 6, 2007 acquisition date as well as pro forma statements of operations for both the fiscal year ended June 30, 2006 and the most recent subsequent interim nine month period ended March 31, 2007 included in the amended Form SB-2. However, if the registrant's consolidated financial statements in the amended Form SB-2 are updated to include the audited June 30, 2007 fiscal year end (see comment under "Other" below), please note that the pro forma financial statements would also then be updated to solely include a pro forma balance sheet as of June 30, 2007 and a pro forma statement of operations for the fiscal year ended June 30, 2007. With respect to the preparation,

presentation and disclosure of pro forma financial information, please note that Note 2 in forepart of Item 310 of Regulation S-B refers companies to Article 11-01 of Regulation S-X which offers enhanced guidelines in this manner. Please revise accordingly.

Other

5. In the event of delay in effectiveness of the Form SB-2, please provide updated consolidated financial statements in accordance with the guidance in Item 310(g) of Regulation S-B. As the registrant has incurred a material loss before income taxes of approximately $1.004 million for the nine months ended March 31, 2007 and it appears that a loss will be incurred for the 2007 fiscal year, please note that you would be required to furnish audited consolidated financial statements for the fiscal year ended June 30, 2007 if the amended Form SB-2 is not declared effective by August 14, 2007 (i.e. 45 days after the fiscal year end). In this regard, you would not meet the condition in Item 310(g)(2)(ii) of Regulation S-B. Please revise accordingly.

6. Please include a currently dated manually signed consent of the independent public accountants in the amended Form SB-2. Please note that this also applies to the independent public accountant that audits the financial statements of Shengte to be included in the amended Form SB-2.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Mr. Peter Wang
Equicap, Inc.
July 20, 2007
Page 4

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 818-8881
Andrew Hudders, Esq.
Graubard Miller